EXHIBIT 99.2

Form of Letter to Stockholders
dated October 22, 1998

To Our Stockholders:

     On October 12, 1998 your Board of Directors voted to protect your investment in North American Scientific, Inc. (the "Company") by adopting a Stockholders Rights Plan (the "Plan"). The Plan is similar to the rights plans adopted by many other public companies. This letter, and the enclosed summary, describe the Plan and the Board's reasons for adopting it.

     The Plan is designed to deter unfair or coercive takeover attempts in a manner or on terms that the Board determines not to be in the best interest of our stockholders. Pursuant to the Plan, each holder of record on October 22, 1998 of the Company's Common Stock has received a dividend of one right (a "Right") for each share of Common Stock owned by it on that date. Until a takeover of the Company is attempted, the Rights are not exercisable and have no independent value. Generally speaking, in the event of a takeover attempt which is not approved by the Board, the Rights will entitle all stockholders (other than the stockholder(s) initiating the takeover attempt) to purchase shares of the Company or, in certain cases, the shares of the company making the takeover attempt at a 50% discount to the then-current market price.

     The Rights are not being distributed in response to any specific effort to acquire control of the Company and the Board is not aware of any such effort. The Plan increases your Board's ability to represent the interests of stockholders effectively in the event of coercive or unfair unsolicited takeover attempts, such as two-tiered tender offers that do not treat all stockholders fairly and open-market or other purchases of shares leading to the acquisition of control without offering fair value to all stockholders. The Board considers the Plan to be one of the best available means of protecting the value of your investment in the Company.

     The Plan does not and is not intended to prevent a takeover of the Company. Rather, it provides a strong incentive for the potential acquirer to negotiate with the Board prior to attempting a takeover of the Company. The Rights may be redeemed by the Company at $.001 per Right within ten days after the time that 15% or more of the shares of the Company's Common Stock have been accumulated by a person or group. Thus, the Plan will not interfere with any merger or other business combination approved by the Board.

     The Plan does not in any way weaken the financial strength of the Company or interfere with our business plans. The initial issuance of the Rights has no dilutive effect, does not affect earnings per share, is not taxable to the Company or to you and will not change the way in which you can presently trade the Company's Common Stock. As explained below, the Rights will only become exercisable if and when there is an attempted takeover of the Company.

     The Rights will expire in ten years. Initially, the Rights will not be exercisable, certificates for the Rights will not be sent to you (Rights Certificates will be sent to you when the Rights become exercisable) and the Rights will automatically trade with the Common Stock.

     In adopting the Plan, we have expressed our confidence in the Company's future growth and our determination that you, our stockholders, be given every opportunity to participate fully in that growth.

On Behalf of the Board of Directors,


___________________________________
L. Michael Cutrer
President and Chief Executive Officer

                                       2